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                                                                    EXHIBIT 99.1

                          REGENT COMMUNICATIONS, INC.
                    50 EAST RIVERCENTER BOULEVARD, SUITE 180
                           COVINGTON, KENTUCKY 41011

Dear Regent Stockholder and Holders of Rights to Acquire Regent Stock:

    On behalf of the Board of Directors of Regent Communications, Inc., a Delaware corporation ("Regent"), I am pleased to inform you that Regent and Jacor Communications, Inc., a Delaware corporation ("Jacor"), entered into an Agreement and Plan of Merger, dated as of October 8, 1996 (the "Merger Agreement"), pursuant to which Regent will merge with and into Jacor, with Jacor as the surviving corporation (the "Merger"). At the effective time of the Merger ("Effective Time"), each share of Regent's Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share ("Regent Common Stock") and Regent's Preferred Stock, par value $.01 per share (the "Regent Preferred Stock," together with the Regent Common Stock , the "Regent Stock") issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of holders thereof, be converted into and represent the right to receive: (i) the Conversion Number (as defined herein) of a fully paid and nonassessable share of common stock of Jacor, par value $.01 per share ("Jacor Common Stock") (the "Stock Consideration") and/or any cash payable due to downward fluctuations in the market price of Jacor Common Stock which trigger certain payment options for Jacor, as described below (the "Cash Consideration") plus (ii) a warrant to acquire a fractional share of Jacor Common Stock, which fractional share is anticipated to be .10877 of a share of Jacor Common Stock (a "Merger Warrant") on the terms described in the Warrant Agreement (the "Warrant Consideration," together with the Stock Consideration and Cash Consideration, the "Merger Consideration"). The Conversion Number shall mean the number (rounded to the nearest 1/100,000) equal to the quotient of (i) 3.55 million, and (ii) the aggregate number of shares of Regent Stock equal to the sum of (x) the aggregate number of shares of Regent Common Stock outstanding on the closing date of the Merger ("Closing Date") after the exercise of all outstanding options to purchase Regent Common Stock granted under Regent's stock option plan and agreements exercised on or prior to such date, (y) the aggregate number of shares of Regent Preferred Stock outstanding on the Closing Date and (z) 480,000.


    Holders of Regent Stock may receive Cash Consideration in addition to the Stock Consideration, or in lieu of the Stock Consideration if, on the third business day preceding the Closing Date (the "Determination Date"), the "Average Value of Jacor Common Stock" (as defined in the Prospectus/Information Statement filed by Jacor with the Securities and Exchange Commission (a copy of which is enclosed with this letter)), multiplied by 3.55 million (the "Aggregate Average Value of Jacor Common Stock"), is less than $116.0 million. If this should occur, then Jacor has the option with respect to the Stock Consideration to: (a) adjust the Conversion Number by a fraction (y) the numerator of which is equal to $32.67606, and (z) the denominator of which is the Average Value of Jacor Common Stock; (b) pay additional Merger Consideration in the form of cash, in an amount equal to the difference between $116.0 million and the Aggregate Average Value of Jacor Common Stock; or (c) pay no Stock Consideration and instead pay, as part of the Merger Consideration, $116.0 million in cash (the "Cash Election"). The amount of the Merger Consideration is subject to adjustment in certain other circumstances, including (i) based on the amount of Regent's long-term debt and certain other liabilities and (ii) to take account of the simultaneous closing of the acquisition by Jacor of Southwest Radio Las Vegas, Inc. ("SRLV") (the "Jacor-KWNR Acquisition"). If no adjustment provisions are applied, the Stock Consideration would consist of 3.55 million shares of Jacor Common Stock.



    Because the Average Value of Jacor Common Stock as of February 13, 1997 was $27.90, Jacor expects that the foregoing adjustment provisions are likely to be applicable to the Merger and the Jacor-KNWR Acquisition. Jacor has informed Regent that, based on current circumstances, Jacor will elect to issue 3.55 million shares of Jacor Common Stock as the Stock Consideration and to pay additional Cash Consideration upon consummation of the Merger and the Acquisition. Assuming an Average Value of Jacor Common Stock of $27.90 as of the Determination Date, the holders of Regent Stock would receive an aggregate of 3,026,542 shares of Jacor Common Stock, cash of approximately $16.96 million and the Warrant Consideration. For each share of Regent Stock outstanding as of the Closing Date (assuming all

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outstanding exercisable options to purchase Regent Stock are exercised), a holder would receive .73519 share of Jacor Common Stock, $4.11860 in cash and one Merger Warrant. The sole stockholder of SRLV would receive 523,458 shares of Jacor Common Stock and 480,000 Merger Warrants. Notwithstanding the foregoing, the Merger Agreement requires that Jacor provide written notice to Regent on the second business day preceding the Closing Date as to Jacor's definitive election as to which of the adjustment provisions will apply to the Merger Consideration. Depending upon the Average Value of Jacor Common Stock as of the Determination Date, Jacor instead could elect to increase the number of shares of Jacor Common Stock constituting the Stock Consideration in lieu of paying additional Cash Consideration or Jacor could elect the Cash Election. For further information regarding the Merger and the Jacor-KWNR Acquisition, see the attached Prospectus/Information Statement, "THE MERGER."


    Effective October 8, 1996, the holders of more than a majority of the voting power represented by the outstanding shares of Regent Stock, executed and delivered to Regent irrevocable written consents to approve the Merger Agreement and the Merger. Such written consents are sufficient under the Delaware General Corporation Law ("DGCL") to approve the Merger Agreement. Therefore, no additional corporate action by Jacor or Regent, and no further action of the Regent stockholders, will be required to effect the Merger. ACCORDINGLY, WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. NO MEETING OF REGENT STOCKHOLDERS WILL BE HELD TO CONSIDER APPROVAL OF THE MERGER AGREEMENT.

    IN CONNECTION WITH THE MERGER, HOLDERS OF SHARES OF REGENT STOCK WILL BE ENTITLED TO DEMAND APPRAISAL RIGHTS IN RESPECT OF SUCH SHARES OF REGENT STOCK UNDER SECTION 262 OF THE DGCL ("SECTION 262"), SUBJECT TO SATISFACTION BY SUCH STOCKHOLDERS OF THE CONDITIONS FOR APPRAISAL RIGHTS ESTABLISHED BY SECTION 262. FAILURE TO TAKE ANY OF THE STEPS REQUIRED UNDER SECTION 262 ON A TIMELY BASIS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS.


    A letter of transmittal and instructions for the use thereof will be sent by the Exchange Agent (as defined in the Prospectus/Information Statement) to holders of Regent Stock as of the Effective Time to enable such holders to surrender their Regent Stock in exchange for the Merger Consideration. Because the obligations of Regent and Jacor to consummate the Merger are subject to certain conditions, including certain regulatory approvals, the date on which the Merger will be consummated cannot be specified at this time. ACCORDINGLY, HOLDERS OF REGENT STOCK ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THE LETTER OF TRANSMITTAL HAS BEEN RECEIVED.


                                          Terry S. Jacobs
                                          President and Chief Executive Officer

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